Exhibit 99.1

GIBO Holdings Limited Announces Receipt of Nasdaq Delisting Notice Subject to Hearing Request

Hong Kong, August 6, 2025 (GLOBE NEWSWIRE) – GIBO Holdings Limited (“GIBO” or the “Company”), a unique and integrated AIGC animation streaming platform, today announced it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) on August 4, 2025, notifying that the Company is not in compliance with Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”), as the Company’s securities had a closing bid price of $0.10 or less for the last ten consecutive trading days. The letter indicated that, as a result, the Nasdaq staff determined to delist the Company’s securities from The Nasdaq Global Market (the “Delisting Determination”).

The letter also indicated that the bid price of the Company’s Class A ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, and as a result, the Company is not in compliance with Listing Rule 5450(a)(1) (the “Rule”). Normally, a company is provided 180 calendar days to regain compliance with the Rule in accordance with Listing Rule 5810(c)(3)(A). However, the Nasdaq determined that the Company’s securities also had a closing bid price of $0.10 or less for the last ten consecutive trading days. Accordingly, the Company became subject to the provisions contemplated under the Low Priced Stocks Rule. As a result, the Nasdaq determined to delist the Company’s securities from The Nasdaq Global Market. The Company was provided until August 11, 2025 to request an appeal of the Delisting Determination to the Hearings Panel (the “Panel”). If the Company fails to request an appeal by August 11, 2025, trading of the Company’s securities will be suspended at the opening of business on August 13, 2025, and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company intends to request such hearing to appeal the Delisting Determination before August 11, 2025, which will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

The Company is considering all potential options available to it to regain compliance with the aforementioned rules, including seeking shareholders’ approval for a reverse stock split.

About GIBO Holdings Limited

GIBO Holdings Limited. is a unique and integrated AIGC animation streaming platform with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-generated animation video content. With approximately 86 million registered users and advanced AI-powered tools, GIBO seeks to revolutionize content creation and consumption through AI.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, the Company’s ability to source and retain talent, and the Company’s cash position, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Contact Information

Investor Relations:

Bill Zima

ICR, Inc.

William.zima@icrinc.com

Media Relations:

Edmond Lococo

ICR, Inc.

Edmond.Lococo@icrinc.com